Filing under Rule 425 under the U.S. Securities Act of 1933 Filing by: Panasonic Corporation Subject Company: Panasonic Information Systems Co., Ltd. (SEC File No. 132- )

February 3, 2015

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)

Public Relations Group

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Yukie Takakuwa (Japan)

Disclosure & Investor Relations Office

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-201-348-7000)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces that it Makes Panasonic Information Systems Co., Ltd. its

Wholly-owned Subsidiary through Share Exchange and Commences Consultations

Concerning an Assignment of Business of Corporate Information Systems Company from

Panasonic to Panasonic Information Systems Co., Ltd.

Osaka, February 3, 2015 — Panasonic Corporation ([TSE: 6752] “Panasonic”) and Panasonic Information Systems Co., Ltd. ([TSE: 4283] “Panasonic IS”) resolved at meetings of respective companies’ Board of Directors held today to conduct a share exchange (the “Share Exchange”) in order to make Panasonic IS a wholly-owned subsidiary of Panasonic, and both companies have executed a share exchange agreement (the “Share Exchange Agreement”). The Share Exchange is scheduled to be implemented after the Share Exchange Agreement is approved by resolution of the ordinary general meeting of shareholders of Panasonic IS that is scheduled to be held in June 2015. Also, Panasonic plans to implement the Share Exchange in the form of a summary share exchange (kan-i kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of its own shareholders.

Shares of Panasonic IS are scheduled to be delisted from the Tokyo Stock Exchange as of July 29, 2015 (the last trading date of the shares is scheduled to be July 28, 2015), which is prior to the effective date (August 1, 2015 (scheduled)) of the Share Exchange.

In addition, on the assumption that Panasonic IS would become a wholly-owned subsidiary of Panasonic upon the completion of the Share Exchange, Panasonic and Panasonic IS have agreed in principle to commence consultations concerning business succession by way of an assignment of business of Corporate Information Systems Company (“C Information Systems Company”), an internal divisional company of Panasonic that has performed a significant role in the IT functions of the Panasonic Group, from Panasonic to Panasonic IS around October 2015 (the “Assignment of Business”).

1. Purpose of this Transaction

(1)	Purpose of Making Panasonic IS a Wholly-owned Subsidiary of Panasonic through the Share Exchange

Since its establishment in 1918, Panasonic has been conducting business broadly in the electronics industry, guided by its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.”

On the other hand, Panasonic IS, which had originally been the information system department of Matsushita Electric Works, Ltd. (“Matsushita Electric Works”), was established in 1999 as a wholly-owned subsidiary of Matsushita Electric Works, with the business purpose of integration, operation and management of systems related to information processing. Thereafter, in July 2001, Panasonic IS registered its stock for trading on the over-the-counter market with the Japan Securities Dealers Association; in December 2003, Panasonic IS listed its stock on the Second Section of the Tokyo Stock Exchange; and in November 2004, its stock was allocated to the First Section of the Tokyo Stock Exchange. As Matsushita Electric Works, the parent company of Panasonic IS, became a subsidiary of Matsushita Electric Industrial Co., Ltd. (“Matsushita Electric Industrial”, currently, Panasonic) in April 2004, Panasonic IS has become a subsidiary of Panasonic since then.

Panasonic IS has been providing IT support, such as the construction and operation of production management systems and an online order receiving system within its group for over 50 years, including during the period when Panasonic IS was a department of Matsushita Electric Works. In addition, Panasonic IS has provided total solutions for information systems, including planning, designing, developing, operating and maintaining information systems for customers both within and outside of its group. Panasonic IS has developed into a high-revenue company by taking advantage of, among other things, its development skills and operational capabilities, which have been strengthened through the opportunities Panasonic IS has had meeting the various needs of its group, as well as Panasonic IS’s expertise in promoting rationalization and efficiency, which Panasonic IS has gained serving customers outside of its group during the more than 15 year period since its establishment as a separate company.

In the Panasonic IS’s midterm management plan for fiscal years 2013-2015 which Panasonic IS formulated in 2013, Panasonic IS establishes key business goals for the development of Panasonic IS, which include “collaboration with the Panasonic Group” in addition to “ICT infrastructure service,” “system integration of core functions” and “creation of something new.” Panasonic IS has taken steps to further strengthen its partnership with each company of the Panasonic group, and Panasonic IS has developed IT solutions that utilize products and services provided by the Panasonic group as well as IT services provided by Panasonic IS.

While Panasonic and Panasonic IS have thus far shared their management strategy as group companies to implement various measures for their business including the measures mentioned above, they mutually recognize that, in order to meet the further increasing competition in the market going forward, prompt decision making, flexible organizational restructuring and the reallocation of management resources will be required, and that it will be essential for them to utilize IT more effectively and efficiently as the Panasonic group. Furthermore, Panasonic IS has thus far created and provided IoT (Internet of Things) solutions with high added value by utilizing management resources within the group. Such solutions include, among other things, energy management support solutions and solutions for leisure facilities. However, Panasonic IS has recognized that it is imperative for it to secure additional management resources in order to consistently create new IT value in the future and to enhance their presence as an IT business company and its competitive advantage in the industry.

In such circumstances, taking the proposal of Panasonic as an opportunity, Panasonic and Panasonic IS have, since early November 2014, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, Panasonic and Panasonic IS came to mutually recognize and agree that it would be highly beneficial for them to conduct the Assignment of Business so that Panasonic IS can more proactively utilize the management resources of Panasonic that will serve as the basis of the future growth and development of Panasonic IS, thereby contributing to increase of the corporate value of not only Panasonic IS but also the entire Panasonic Group. To that end, Panasonic and Panasonic IS came to the conclusion that it is essential and requisite to make Panasonic IS a wholly-owned subsidiary by way of the Share Exchange in order for Panasonic IS to make a prompt and flexible business judgments aiming to implement the above-mentioned steps.

(2)	Purpose of Assignment of Business

On the assumption that Panasonic IS will become a wholly-owned subsidiary of Panasonic upon the completion of the Share Exchange, Panasonic and Panasonic IS will commence consultation to implement the Assignment of Business.

Panasonic has promoted IT innovation by making full use of its IT in the management reform process conducted thus far in order to concentrate all of the management resources into the target of maximizing value for customers. In April 2000, Matsushita Electric Industrial established C Information Systems Company in the form of an internal divisional company by consolidating and organizing existing internal system engineers. Since its establishment, C Information Systems Company has not only handled construction and operation of systems, but also provided its high-quality IT services within its group, as a driving force for innovation in its operational processes.

In particular, C Information Systems Company has performed a significant role as the IT function of the Panasonic Group through construction and operation of such as the “Panasonic Treasury System,” the “Corporate Supply Chain Management System” and Panasonic’s global IT network.

As mentioned above, both C Information Systems Company and Panasonic IS have performed key roles in connection with IT functions by endeavoring to reinforce their collaborative relationships with business partners, both within and outside their group, and improving their operational efficiency. However, the circumstances in which two (2) types of important IT service providers have co-existed within their group have continued. In order to resolve the above-mentioned circumstances and seek the steps to be taken therefor, both Panasonic and Panasonic IS have come to the conclusion that, by conducting assignment of business of C Information Systems Company from Panasonic to Panasonic IS, they will be able to further improve their operational efficiency as a result of the unification of IT functions and be able to provide higher quality services to all of their customers.

After the Assignment of Business, Panasonic IS will serve as the global core IT company within the Panasonic group and comprehensively support Panasonic’s all businesses, while further accelerating the development of its business outside the group that Panasonic IS has thus far undertaken, and aiming to provide the optimal IT services needed to sustain the operations of the Panasonic group. As a result of the above-mentioned measures, Panasonic and Panasonic IS believe that, among other things, the technical expertise and know-how that have been gained by C Information Systems Company and Panasonic IS individually thus far will be integrated and the types of IT system services utilized by the Panasonic group will be unified, while enhancing the effective use of the group’s existing IT-related assets and creating new types of external sales business which will lead to a greater revenue growth opportunities.

On the assumption that Panasonic IS would become a wholly-owned subsidiary of Panasonic, Panasonic and Panasonic IS aim to carry out the Assignment of Business on October 1, 2015 (scheduled effective date). Panasonic and Panasonic IS have agreed in principle to have a consultation concerning the terms and conditions of the Assignment of Business.

Through taking a series of steps of the Share Exchange and the Assignment of Business, Panasonic and Panasonic IS intend to establish a structure that will enable them to expeditiously and efficiently implement the IT strategy most appropriate for the Panasonic group and thereby devote its concentrated efforts on enhancing shareholder value.

(Reference information concerning the Assignment of Business)

Outline of Corporate Information Systems Company (an internal divisional company of Panasonic)

Address of office:	Kadoma City, Osaka

Description of business:	Information services

Business partners:	Approximately 100% of the services are provided within the Group.

2. Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Date on which the execution of the Share Exchange Agreement is resolved at the Board of Directors meeting (Panasonic and Panasonic IS, respectively)	Tuesday, February 3, 2015

Date on which the Share Exchange Agreement is executed (Panasonic and Panasonic IS, respectively)	Tuesday, February 3, 2015

Date on which the ordinary general meeting of shareholders to approve the Share Exchange Agreement will be held (Panasonic IS)	June 2015 (scheduled)

Last trading date (Panasonic IS)	Tuesday, July 28, 2015 (scheduled)

Delisting date (Panasonic IS)	Wednesday, July 29, 2015 (scheduled)

Scheduled date of the Share Exchange (effective date)	Saturday, August 1, 2015 (scheduled)

(Note 1)	Panasonic will implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of shareholders.

(Note 2)	The scheduled date of the Share Exchange (effective date) may be subject to change upon the agreement between Panasonic and Panasonic IS.

(2)	Method of the Share Exchange

In the Share Exchange, Panasonic shall become the wholly-owning parent company in share exchange and Panasonic IS shall become the wholly-owned subsidiary in share exchange. Panasonic plans to implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of shareholders. Panasonic IS plans to implement the Share Exchange after the Share Exchange Agreement is approved by resolution of the ordinary general meeting of shareholders that is scheduled to be held in June 2015.

(3)	Allotment in the Share Exchange

Company name	Panasonic Corporation (wholly-owning parent company in share exchange)	Panasonic Information Systems Co., Ltd. (wholly-owned subsidiary in share exchange)
Contents of allotment in the Share Exchange	1	2.5
Number of shares to be delivered upon the Share Exchange	Common stock: 9,671,070 shares (scheduled)

(Note 1)	Share allotment ratio

2.5 shares of Panasonic will be allotted and delivered in exchange for each share of Panasonic IS; provided, however, that no shares will be allotted in the Share Exchange for the shares of Panasonic IS held by Panasonic (6,787,200 shares as of today).

(Note 2)	Number of shares to be delivered upon the Share Exchange

Upon the Share Exchange, Panasonic shall deliver the number of shares of Panasonic calculated by multiplying the total number of shares of Panasonic IS held by the shareholders of Panasonic IS (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all shares of Panasonic IS (excluding shares of Panasonic IS held by Panasonic) through the Share Exchange (the “Base Time”) by 2.5 to such shareholders of Panasonic IS in exchange for the shares of Panasonic IS held by such shareholders. In accordance with a resolution of the Board of Directors meeting of Panasonic IS that will be held by the day immediately preceding the effective date of the Share Exchange, Panasonic IS will cancel, by the Base Time, all of its treasury shares held by Panasonic IS and those to be held by Panasonic IS by the Base Time (including the treasury shares to be acquired through the share purchase in response to the exercise of the dissenters’ appraisal right stipulated in Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

Moreover, all of the shares to be delivered by Panasonic are scheduled to be sourced from the treasury shares held by Panasonic, and Panasonic does not plan to issue new shares upon the allotment in the Share Exchange. In addition, the number of shares to be delivered by Panasonic may be subject to change in the future due to reasons such as the cancellation of the treasury shares by Panasonic IS.

(Note 3)	Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)

The shareholders who will hold shares of Panasonic constituting less than one (1) unit upon the Share Exchange will be entitled to use the following systems concerning shares of Panasonic. Shareholders cannot sell shares constituting less than one (1) unit in the financial instruments exchange market.

(i)	Further purchase (kaimashi) of shares constituting less than one (1) unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may purchase from Panasonic the number of shares that will achieve a total of one (1) unit (tangen) together with the number of shares constituting less than one (1) unit held by such shareholder.

(ii)	Purchase (kaitori) by Panasonic of shares constituting less than one (1) unit (sale by a shareholder of shares constituting less than one (1) unit)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may request Panasonic to purchase the shares constituting less than one (1) unit held by such shareholder.

(Note 4)	Treatment of any fractions of less than one (1) share

With respect to the shareholders of Panasonic IS who will receive the allotment of shares including fractions of less than one (1) share of Panasonic upon the Share Exchange, Panasonic will pay cash to each of such shareholders in proportion to the value of such fractions of less than one (1) share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of share options and bonds with share options in relation to the Share Exchange

Not applicable

3. Basis for Calculation of the Allotment Concerning the Share Exchange

(1)	Basis and Reason for Calculation of the Allotment Concerning the Share Exchange

In order to ensure the fairness and the appropriateness in calculating the share allotment ratio that will be applied to the Share Exchange described in 2.(3) “Allotment in the Share Exchange” above (the “Share Exchange Ratio”), Panasonic and Panasonic IS, respectively and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution, and Panasonic IS appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as the third-party valuation institutions. Panasonic and Panasonic IS repeatedly held mutual negotiations and consultations, upon conducting careful reviews on the basis of the calculation results of the Share Exchange Ratio submitted by their respective third-party valuation institutions, as well as in consideration of the results of the due diligence conducted by each company with respect to the other party, while referring to the financial condition, asset status and future prospects of Panasonic IS and other related factors. As a result, Panasonic and Panasonic IS came to a conclusion that the Share Exchange Ratio is proper, and does not undermine the interests of their respective shareholders. Therefore, Panasonic and Panasonic IS executed the Share Exchange Agreement based on the resolutions of the respective Board of Directors meetings of Panasonic and Panasonic IS held today with respect to the implementation of the Share Exchange based on the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, the Share Exchange Ratio may be subject to change upon the consultation between Panasonic and Panasonic IS in the case of any material changes to the conditions that are the bases of the calculation.

(2)	Matters Concerning Calculation

(i)	Names of the Valuation Institutions and their Relationships with the Listed Companies

Both Nomura Securities, which is acting as a third-party valuation institution of Panasonic, and SMBC Nikko Securities, which is acting as a third-party valuation institution of Panasonic IS, are valuation institutions independent of Panasonic and Panasonic IS, are not related parties of Panasonic and Panasonic IS, and do not have any material interest to be noted in connection with the Share Exchange.

(ii)	Outline of Calculation

In the valuation of Panasonic, as shares of Panasonic are listed on the financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (with February 2, 2015, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6) month-period from August 4, 2014 to the calculation base date; the most recent three (3) month-period from November 4, 2014 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for Second Quarter and Six Months ended September 30, 2014”) to the calculation base date; the most recent one (1) month-period from January 5, 2015 to the calculation base date; the five (5) business days from January 27, 2015 to the calculation base date; and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange).

In the valuation of Panasonic IS, as shares of Panasonic IS are listed on the financial instruments exchange and a market share price exists, the average market price analysis (with February 2, 2015, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6) month-period from August 4, 2014 to the calculation base date; the most recent three (3) month-period from November 4, 2014 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for Second Quarter and Six Months ended September 30, 2014”) to the calculation base date; the most recent one (1) month-period from January 5, 2015 to the calculation base date; the five (5) business days from January 27, 2015 to the calculation base date; and the closing share price on the base date of the shares of Panasonic IS on the first section of the Tokyo Stock Exchange) was adopted for calculation. In addition, as there are several comparable listed companies for which comparison to Panasonic IS is possible, and analogical inference of share value is possible through the comparable company analysis, the comparable company analysis was adopted for the calculation. Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow analysis (the “DCF Analysis”) was adopted for the calculation.

The following shows the assessment ranges that were derived from each calculation method, when the share value per share of Panasonic is set at one (1).

Methodology adopted	Range of calculation of Share Exchange Ratio
Average Market Price Analysis	2.14-2.23
Comparable Company Analysis	1.96-2.86
DCF Analysis	2.38-3.81

In calculating the share exchange ratio above, Nomura Securities used information which was provided by both companies and public information without any independent verification for accuracy and completeness on the assumption that they are accurate and complete. Nomura Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include contingent liabilities) of both companies and their affiliates, including the analysis or valuation of individual assets or liabilities nor separately request any third-party institution to make such appraisal or assessment. The calculation of the share exchange ratio by Nomura Securities is based on the information available and economic conditions as of February 2, 2015. Nomura Securities also assumed that the financial projection of Panasonic IS had been reasonably prepared based on the best projection and judgment currently available to the management of both companies at this time.

Panasonic IS’s profit plan that Nomura Securities used as a basis for applying the DCF method does not contain a significant increase or decrease in earnings in any fiscal year.

On the other hand, SMBC Nikko adopted the market price analysis with respect to Panasonic since Panasonic’s common shares are listed on the financial instruments exchange and a market price exists.

In performing the market price analysis, SMBC Nikko set February 2, 2015 as the reference date, and used the simple average closing share prices of Panasonic on the first section of the Tokyo Stock Exchange during the most recent six (6) business days (the period commencing on January 26, 2015, the first business day following January 23, 2015, the day of Panasonic IS’s announcement of its financial results for the third quarter of the fiscal year ending March 31, 2015), the most recent month, and the most recent three (3) months, each ending on the reference date.

With respect to Panasonic IS, SMBC Nikko adopted the market price analysis since Panasonic IS’s common shares are listed on the first section of the Tokyo Stock Exchange and the market price exists, and the comparable multiple valuation method since there are several similar listed companies that can be compared with Panasonic IS and analogical reasoning is possible by comparing similar companies, as well as the “DCF Method” in order to reflect in the calculation the situation of future business activities.

In performing the market price analysis, SMBC Nikko set February 2, 2015 as the reference date, and used the simple average closing share prices of Panasonic IS on the first section of the Tokyo Stock Exchange during the most recent six (6) business days (the period commencing on January 26, 2015, the first business day following January 23, 2015, the day of Panasonic IS’s announcement of its financial results for the third quarter of the fiscal year ending March 31, 2015), the most recent month, and the most recent three (3) months, each ending on the reference date.

In performing the comparable companies analysis, SMBC Nikko selected DTS CORPORATION, KANEMATSU ELECTRONICS LTD., INFOCOM CORPORATION, Future Architect, Inc., and Saison Information Systems Co., Ltd., as comparable publicly traded companies which had similar characteristics with Panasonic IS, and applied EV/EBITDA multiple (the “EBITDA multiples”) as multiple ratio.

In performing the DCF Analysis, SMBC Nikko evaluated the corporate value by discounting the future cash flow based on financial forecasts for the period from the fiscal year ending March 31, 2015 through the fiscal year ending March 31, 2018 prepared by Panasonic IS to the present value at certain rates. SMBC Nikko calculated terminal value by perpetual growth rate method and EBITDA multiples method. For perpetual growth rate method, SMBC Nikko applied perpetual growth rate (the “PGR”) of 0%, and for EBITDA multiples method, SMBC Nikko applied EBITDA multiples of 2.7~3.7x. SMBC Nikko applied the discount rate of 6.51~7.51%.

The following ranges of the share exchange ratio represent ranges of value per Panasonic IS’s common share, equivalent to the number of Panasonic common shares.

Methodology adopted	Range of calculation of Share Exchange Ratio
Market Price Analysis	2.14-2.20
Comparable Companies Analysis	2.33-2.93
DCF Analysis	2.40-4.32

In calculating the above share exchange ratio, SMBC Nikko used all relevant information received from Panasonic and Panasonic IS and all relevant publicly available information as is, assuming that all of such materials and information, etc., were accurate and complete and that there are no facts undisclosed to SMBC Nikko that may give material effect on the calculation of the share exchange ratio, and has not independently verified the accuracy and completeness thereof. SMBC Nikko has not independently valued, appraised or assessed assets and liabilities (including contingent liabilities) of Panasonic and Panasonic IS, their respective subsidiaries and affiliates, and has not made any analysis and valuation of each of such assets and liabilities. SMBC Nikko has not independently requested any third-party institution to make such appraisal or assessment. In addition, SMBC Nikko assumed that the financial forecast of Panasonic IS was prepared by the management of Panasonic IS based on their best forecast and judgment that could be obtained at this point and in accordance with reasonable and appropriate methods. The calculation of the share exchange ratio by SMBC Nikko reflects the information and economic conditions up to February 2, 2015. The results of calculation of the share exchange ratio by SMBC Nikko are not expressions of opinion concerning the fairness of the share exchange ratio in the transaction.

In performing the DCF Analysis, SMBC Nikko did not assume any substantial increase or decrease in the profit projected in the business plan of Panasonic IS.

The financial forecasts of Panasonic IS do not reflect the consummation of the Share Exchange and the Assignment of Business.

(3)	Prospects and Reasons for Delisting

Upon the Share Exchange, Panasonic IS will become a wholly-owned subsidiary of Panasonic on the effective date (scheduled to be August 1, 2015), and shares of Panasonic IS will be delisted as of July 29, 2015 (the last trading date will be July 28, 2015). After the delisting, it will be impossible to trade shares of Panasonic IS on the Tokyo Stock Exchange.

Even after the delisting of shares of Panasonic IS, shares of Panasonic that will be allotted to each of the shareholders of Panasonic IS upon the Share Exchange will remain listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange, and they will be tradable on the financial instruments exchange markets on and after the effective date of the Share Exchange. Therefore, Panasonic believes that for each shareholder of Panasonic IS who holds not less than 40 shares of Panasonic IS and will receive, upon the Share Exchange, an allotment of not less than 100 shares of Panasonic, which is the number of shares constituting one (1) unit of Panasonic, liquidity of shares will continue to be provided.

On the other hand, each shareholder of Panasonic IS who holds less than 40 shares of Panasonic IS will receive the allotment of shares of Panasonic in the number less than 100 shares, which is the number of shares constituting one (1) unit of Panasonic. Although shareholders cannot sell such shares constituting less than one (1) unit on the financial instruments exchange markets, each shareholder who will hold shares constituting less than one (1) unit may request Panasonic to purchase the shares constituting less than one (1) unit held by such shareholder. In addition, such shareholders may purchase from Panasonic the number of shares that will achieve a total of one (1) unit together with the number of shares constituting less than one (1) unit held by themselves. For the details of such treatment, see (Note 3) “Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)” in 2.(3) above. For the details of the treatment of any fractions in the case where the number of shares of Panasonic to be delivered upon the Share Exchange includes any fractions of less than one (1) share, see (Note 4) “Treatment of any fractions of less than one (1) share” in 2.(3) above.

(4)	Measures to Ensure Fairness

Since Panasonic already owns 63.70% of the voting rights of all shareholders of Panasonic IS, Panasonic and Panasonic IS have determined that it is necessary to ensure the fairness of the Share Exchange and therefore have implemented the following measures:

(i)	Valuation Report from Third-Party Valuation Institution

Panasonic appointed Nomura Securities, acting as a third-party valuation institution, and received a valuation report dated February 3, 2015 therefrom concerning the share exchange ratio. For the outline of the valuation report, see “Matters Concerning Calculation” in 3.(2) above.

On the other hand, Panasonic IS appointed SMBC Nikko Securities, acting as a third-party valuation institution, and received a valuation report dated February 3, 2015 therefrom concerning the share exchange ratio. For the outline of the valuation report, see “Matters Concerning Calculation” in 3.(2) above. Neither Panasonic nor Panasonic IS has received an opinion (fairness opinion), from each third-party valuation institution, to the effect that the Share Exchange Ratio is proper or fair from a financial viewpoint.

(ii)	Advice from Independent Law Firms

Panasonic appointed Nagashima Ohno & Tsunematsu as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Nagashima Ohno & Tsunematsu is independent of Panasonic and Panasonic IS, and has no material interest in Panasonic or Panasonic IS.

On the other hand, Panasonic IS appointed OH-EBASHI LPC & PARTNERS as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

OH-EBASHI LPC & PARTNERS is independent of Panasonic and Panasonic IS, and has no material interest in Panasonic or Panasonic IS.

(5)	Measures to Avoid Conflicts of Interest

Since Panasonic is the controlling shareholder of Panasonic IS, who already owns 63.70% of the voting rights of all shareholders of Panasonic IS, Panasonic IS implemented the following measures in order to avoid conflicts of interest.

(i)	Obtainment by Panasonic IS of a Response to Referrals (toshinsho) from a Third-Party Committee That Has No Interest in the Controlling Shareholder

On December 18, 2014, Panasonic IS established a third-party committee (the “Third-Party Committee”) consisting of three (3) members: Mr. Kunio Miura (an attorney at Kawamoto Miura Law Office) and Mr. Naoki Yamashita (a certified public accountant at Yamashita CPA and Tax Accountant Office), who are independent and outside experts having no interest in Panasonic, the controlling shareholder of Panasonic IS and Mr. Makoto Iwahashi, who is acting as an outside audit & supervisory board member and independent director/audit & supervisory board member of Panasonic IS, in order to prevent circumstances in which the Share Exchange is implemented under terms and conditions that are disadvantageous to the minority shareholders of Panasonic IS. In examining the Share Exchange, Panasonic IS referred to the Third-Party Committee: whether or not (a) the purpose of the Share Exchange is reasonable, (b) the appropriateness of the terms and conditions of the exchange under the Share Exchange is ensured, (c) the interests of the minority shareholders of Panasonic IS are fully considered in the Share Exchange through fair procedures and (d) based on the foregoing, Panasonic IS’s decision to implement the Share Exchange would be disadvantageous to the minority shareholders of Panasonic IS.

From December 18, 2014 to February 3, 2015, the Third-Party Committee carefully reviewed the matters referred to it by holding meetings eight (8) times in total, as well as by gathering information and consulting with each other whenever necessary. In conducting the examination, the Third-Party Committee received an explanation from Panasonic IS concerning the purpose of, and background leading to, the Share Exchange, the details of its corporate value, and the process of negotiation for, and determination of, the terms and conditions of the Share Exchange, including the share exchange ratio, and an explanation from SMBC Nikko Securities concerning the valuation of the share exchange ratio in the Share Exchange. In addition, the Third-Party Committee also received an explanation from OH-EBASHI LPC & PARTNERS, the legal advisor to Panasonic IS, concerning the decision making method and procedures implemented by the Board of Directors of Panasonic IS with respect to the Share Exchange. Under the above background, the Third-Party Committee submitted a response to referrals (toshinsho) on February 3, 2015 to the Board of Directors of Panasonic IS to the effect that there are no circumstances in which the resolution by the Board of Directors of Panasonic IS to implement the Share Exchange would be materially disadvantageous to the minority shareholders of Panasonic IS, on the basis of the explanations, calculation results and other materials it reviewed.

(ii)	Unanimous Approval by the Directors and Audit & Supervisory Board Members, Excluding Directors and/or Audit & Supervisory Board Members Who Have an Interest in the Controlling Shareholder

Among the directors of Panasonic IS, Mr. Takahiro Nakagawa, an outside director of Panasonic IS, also serves as an employee of Panasonic, and thus did not participate in any of the discussions regarding or voting on the Share Exchange at the Board of Directors meeting of Panasonic IS, and also did not participate in any of the discussions and negotiations regarding the Share Exchange on behalf of Panasonic IS, in order to avoid conflicts of interest.

Among the audit & supervisory board members of Panasonic IS, Mr. Eiji Furusawa, an outside audit & supervisory board of member of Panasonic IS, also serves as an employee of Panasonic, and thus did not participate in any of the discussions at the Board of Directors meeting of Panasonic IS regarding the Share Exchange nor expressed his opinion thereon, in order to avoid conflicts of interest.

The resolution for the Share Exchange at the Board of Directors meeting of Panasonic IS was unanimously approved by eight (8) out of the nine (9) directors of Panasonic IS, excluding Mr. Takahiro Nakagawa set forth above, and two (2) out of the three (3) audit & supervisory board members of Panasonic IS, excluding Mr. Eiji Furusawa set forth above, participated in the said meeting and all of them expressed the opinion that they had no objections to the implementation of the Share Exchange.

4. Outline of the Parties Involved in the Share Exchange (As of September 30, 2014)

		Wholly-owning parent company in the share exchange	Wholly-owned subsidiary in the share exchange
(1)	Corporate name	Panasonic Corporation	Panasonic Information Systems Co., Ltd.

(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan	19-19, Chayamachi, Kita-ku, Osaka City, Osaka, Japan

(3)	Name and title of representative	President Kazuhiro Tsuga	President Kazuhiro Maegawa

(4)	Description of business	The manufacture and sale of electric and electronic equipment etc.	Information services

(5)	Paid-in capital	258,740 million yen		1,040 million yen

(6)	Date established	December 15, 1935		February 22, 1999

(7)	Number of shares issued	2,453,053,497 shares		10,656,000 shares

(8)	Fiscal year end	March 31		March 31

(9)	Number of employees	262,952 (consolidated)		702 (consolidated)

(10)	Major business partners	Companies, etc. domestically and abroad		Panasonic and its Group companies

(11)	Main financing bank	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Limited

(12)	Major shareholders and shareholding ratio	Japan Trustee Services Bank, Ltd. (trust account)	5.17%	Panasonic Corporation	63.69%
				BBH FOR FIDELITY LOW-PRICED STOCK FUND (PRINCIPAL ALL SECTOR SUBPORTFOLIO)	5.77%
		The Master Trust Bank of Japan, Ltd. (trust account)	4.75%
		STATE STREET BANK AND TRUST COMPANY	4.17%
				Employees Stock Ownership Association	2.40%

		Nippon Life Insurance Company	2.81%	Japan Trustee Services Bank, Ltd. (trust account)	0.82%

		Panasonic Employees Stockholders’ Association	2.01%	The Master Trust Bank of Japan, Ltd. (trust account)	0.60%

		Sumitomo Life Insurance Company	1.52%	CREDIT SUISSE SECURITIES (EUROPE) LIMITED PB OMNIBUS CLIENT ACCOUNT	0.58%
		MOXLEY AND CO LLC	1.49%

THE BANK OF NEW YORK MELLON SA/NV 10	1.46%	JP MORGAN CHASE BANK 385093	0.54%

THE CHASE MANHATTAN BANK, N.A. LONDON SECS LENDING OMNIBUS ACCOUNT	1.31%	Japan Trustee Services Bank, Ltd. (trust account 1)	0.40%
		Japan Trustee Services Bank, Ltd. (trust account 5)	0.39%

Matsushita Real Estate Co., Ltd.	1.18%	Japan Trustee Services Bank, Ltd. (trust account 6)	0.39%

(13)	Relationships between the parties

Capital relationship	As of today, Panasonic owns 6,823,200 shares (64.03%) of the number of issued shares of Panasonic IS (10,656,000 shares), including 36,000 shares indirectly owned by Panasonic.

Personnel relationship	Two (2) employees of Panasonic assume office as an outside director and an outside audit & supervisory board member of Panasonic IS.

Transaction relationship	Panasonic IS provides Panasonic with the information system services.

Status as a related party	Panasonic IS is Panasonic’s consolidated subsidiary, and therefore, Panasonic and Panasonic IS are related parties of each other.

(14)	Operational results and financial conditions for the recent three (3) years

Fiscal year ended	Panasonic Corporation (Consolidated, U.S. GAAP)			Panasonic Information Systems Co., Ltd. (Consolidated, Japan GAAP)
	March 2012	March 2013	March 2014	March 2012	March 2013	March 2014
Net assets	1,977,566	1,304,273	1,586,438	22,858	24,838	25,884
Total assets	6,601,055	5,397,812	5,212,994	29,011	31,355	33,282
Shareholders’ equity per share (yen)	834.79	546.81	669.74	2,145.22	2,330.98	2,429.21
Net sales	7,846,216	7,303,045	7,736,541	36,373	35,178	36,333
Operating profit	43,725	160,936	305,114	4,254	4,424	4,464
Ordinary income	—	—	—	4,293	4,411	4,498
Net income (loss) attributable to the shareholders	(772,172)	(754,250)	120,442	2,227	2,701	2,685
Net income (loss) per share attributable to the shareholders (yen)	(333.96)	(326.28)	52.10	209.02	253.56	252.01
Dividend per share (yen)	10.00	—	13.00	65.00	65.00	65.00

(Note 1)	As of September 30, 2014, unless otherwise specified.

(Note 2)	In millions of yen, unless otherwise specified.

(Note 3)	For Panasonic, the amount of “Total equity” on a consolidated basis in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP) is presented instead of “Net assets.”

(Note 4)	For Panasonic, the amount of “Panasonic Corporation shareholders’ equity per share,” “Net income (loss) attributable to Panasonic Corporation” and “Net income (loss) attributable to Panasonic Corporation common shareholders per share, basic” on a consolidated basis in accordance with the U.S. GAAP are presented instead of “Shareholders’ equity per share,” “Net income (loss) attributable to the shareholders” and “Net income (loss) per share attributable to the shareholders.”

(Note 5)	With respect to Panasonic, the description of the item “Ordinary income” is omitted since it does not exist under the U.S. GAAP, which have been adopted by Panasonic.

(Note 6)	With respect to Panasonic IS, the amount of “Net assets per share” is presented instead of “Shareholders’ equity per share.”

5. Status after the Share Exchange

Wholly-owning parent company in the share exchange
(1)	Corporate name	Panasonic Corporation

(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan

(3)	Name and title of representative	President Kazuhiro Tsuga

(4)	Description of business	The manufacture and sale of electric and electronic equipment etc.

(5)	Paid-in capital	258,740 million yen

(6)	Fiscal year end	March 31

(7)	Net assets	Not determined at present

(8)	Total assets	Not determined at present

6. Outline of Accounting Treatment

With respect to Panasonic, the Share Exchange will be treated as a capital transaction in accordance with U.S. GAAP.

7. Future Outlook

The impact of the Share Exchange on the operating results of both Panasonic and Panasonic IS is expected to be minor, since Panasonic IS is already a consolidated subsidiary of Panasonic.

8. Matters regarding Transaction, Etc. with Controlling Shareholders

(1)	Transaction, etc. with Controlling Shareholders and Status of Conformity with Policy regarding Measures to Protect Minority Shareholders

Since Panasonic is the controlling shareholder of Panasonic IS, which already owns 63.70% of the voting rights of all shareholders of Panasonic IS, the Share Exchange constitutes, in relation to Panasonic IS, a transaction, etc. with a controlling shareholder. Set out below is the status of whether the Share Exchange complies with “4. Guidelines for Protection of Minority Shareholders Upon Transactions, Etc. with Controlling Shareholders” included in the Corporate Governance Report (the “Corporate Governance Report”) disclosed by Panasonic IS on June 19, 2014.

Panasonic IS has taken measures to ensure the fairness of the Share Exchange and to avoid conflicts of interests as set out in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above. Panasonic IS believes these measures are consistent with the matters described in the Corporate Governance Report.

Set out below is description regarding protection of minority shareholders upon transactions with controlling shareholders in “4. Guidelines for Protection of Minority Shareholders Upon Transactions, Etc. with Controlling Shareholders” included in the Corporate Governance Report:

Two (2) employees of Panasonic, the parent company, serve as one (1) outside director and one (1) outside audit & supervisory board member of Panasonic IS in order to monitor and audit the execution of duties of directors of Panasonic IS. However, the Board of Directors of Panasonic IS is currently composed of nine (9) directors and is allowed to make management decisions independently from the parent company.

Also, in order to further enhance the objectivity of the management decisions, Panasonic IS elects one (1) outside director and one (1) outside audit & supervisory board member respectively from companies other than the parent company, and seeks appropriate opinions. Thereby, Panasonic IS prevents (i) any transactions which may benefit the parent company or (ii) any transactions which would be disadvantageous to Panasonic IS and the minority shareholders.

The conditions of transactions with the parent company are determined by negotiations which take place after Panasonic IS offers its desirable price taking into account, among others, the market price, gross cost.

(2)	Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As set out in “(1) Transaction, etc. with Controlling Shareholders and Status of Conformity with Policy regarding Measures to Protect Minority Shareholders”, the Share Exchange constitutes, in relation to Panasonic IS, a transaction, etc. with a controlling shareholder. Therefore, Panasonic IS has determined that it is necessary to implement the measures (i) to ensure the fairness and (ii) to avoid conflicts of interest. Panasonic IS has carefully discussed and reviewed the conditions of the Share Exchange at the Board of Directors meeting of Panasonic IS, and has made a decision after further ensuring the fairness and avoiding conflicts of interest by implementing the measures as set out in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above.

(3)	Outline of Opinion Obtained from a Party Who Has No Interest in the Controlling Shareholder Stating that the Share Exchange Would Not Be Disadvantageous to the Minority Shareholders

As set out in 3.(5) “Measures to Avoid Conflicts of Interest” above, Panasonic IS established the Third-Party Committee in order to prevent circumstances in which the Share Exchange is implemented under terms and conditions that are disadvantageous to the minority shareholders of Panasonic IS. In examining the Share Exchange, Panasonic IS referred to the Third-Party Committee: whether or not (a) the purpose of the Share Exchange is reasonable, (b) the appropriateness of the terms and conditions of the exchange under the Share Exchange is ensured, (c) the interests of the minority shareholders of Panasonic IS are fully considered in the Share Exchange through fair procedures and (d) based on the foregoing, Panasonic IS’s decision to implement the Share Exchange would be disadvantageous to the minority shareholders of Panasonic IS.

As a result, Panasonic IS received a response to referrals (toshinsho) on February 3, 2015 to the effect that (I) with respect to (a) above, the purpose of the Share Exchange is reasonable since (i) the judgment by Panasonic IS that the variety of effects obtained through the series of steps would increase the corporate value of Panasonic IS and Panasonic Group is sufficiently reasonable and (ii) the judgment by Panasonic IS, that the minority shareholders of Panasonic IS would enjoy, as shareholders of Panasonic, the above-mentioned benefit of increase of the corporate value, is not particularly unreasonable, (II) with respect to (b) above, the appropriateness of the terms and conditions of the exchange under the Share Exchange is ensured since generally accepted assessment methods were used for the calculation of the Share Exchange Ratio and no arbitrary manipulation of data or unreasonable calculation rationale was found in such calculation, (III) with respect to (c) above, the interests of the minority shareholders of Panasonic IS are fully considered in the Share Exchange through fair procedures since (i) the third-party valuation institutions and legal advisors which are independent of both companies were appointed and (ii) the measures in order to avoid conflicts of interest were implemented, and (IV) with respect to (d) above, taking into account the findings with respect to (a), (b) and (c) above, there are no circumstances in which the resolution by the Board of Directors of Panasonic IS to implement the Share Exchange would be materially disadvantageous to the minority shareholders of Panasonic IS.

(Reference) Forecast of Consolidated Financial Results for Current Fiscal Year and Consolidated Financial Results for Previous Fiscal Year

Panasonic (No revision made to the forecast of consolidated financial results for the current fiscal year as of October 31, 2014)

(in millions of yen)

	Net sales	Operating profit	Income before income taxes	Net income attributable to Panasonic Corporation
Forecast of financial results for current fiscal year (fiscal year ending March 2015)	7,750,000	350,000	160,000	175,000
Financial results for previous fiscal year (fiscal year ended March 2014)	7,736,541	305,114	206,225	120,442

Panasonic IS (forecast of consolidated financial results for the current fiscal year as of January 23, 2015)

(in millions of yen)

	Net sales	Operating profit	Ordinary income	Net income
Forecast of financial results for current fiscal year (fiscal year ending March 2015)	37,000	4,500	4,500	2,750
Financial results for previous fiscal year (fiscal year ended March 2014)	36,333	4,464	4,498	2,685

(Notice Regarding Registration on Form F-4) Panasonic Corporation may file a registration statement on Form F-4 (“Form F-4”) with the Securities and Exchange Commission (the “SEC”) in connection with the Share Exchange. If the Form F-4 is filed in connection with the Share Exchange, the Form F-4 would contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Panasonic IS prior to the shareholders’ meeting at which the Share Exchange will be voted upon. If the Form F-4 is filed, the Form F-4 and prospectus would contain important information about Panasonic IS and Panasonic Corporation, the Share Exchange and related matters. U.S. shareholders of Panasonic IS are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501 Japan

Panasonic Corporation

Disclosure & Investor Relations Office, Disclosure Team

Hirohisa Ikutomi

Telephone: 81-6-6908-1121

Email: irinfo@gg.jp.panasonic.com

URL: http://panasonic.net/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the possibility of the Panasonic Group not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

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